Jeffrey C. Newman

Vice President, Chief Financial

Officer, Secretary and Treasurer

608-252-7149

September 24, 2012

Via EDGAR

Mr. Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Subject:	MGE Energy, Inc. Madison Gas and Electric Company Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 24, 2012 Response Dated August 27, 2012 File Nos. 0-49965 and 0-01125

Dear Mr. Mew:

We are writing in response to your letter of September 11, 2012, which contained a comment in response to our August 27, 2012, letter responding to several comments that the staff (the "Staff") of the Securities and Exchange Commission had regarding, among other things, our Annual Report on Form 10-K for the year ended December 31, 2011.

For ease of reference, we have repeated the Staff's comment below, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

18. Commitments and Contingencies, page 92

Columbia Clean Air Act Litigation, page 98

1.

We note your responses to comments 1-3 and your intention to make clearer in your disclosure the existence of an accrual for the Columbia Clean Air Act Litigation. We also note your statement that the accruals for this matter were not material to your December 31, 2011, or June 30, 2012, financial statements. Please note that paragraphs 3-8 of ASC 450-20-50 require disclosure of the additional exposure to loss if there is a reasonable possibility that the additional amounts will be paid. Since you stated in your response to us that you cannot

Mr. Andrew D. Mew

September 24, 2012

predict the outcome of these claims and believe the outcome could be significant if an adverse outcome results, we believe you should disclose the estimated reasonable possible amount of loss or range of loss which could result in excess of the amount accrued related to the Columbia Clean Air Act Litigation. Please show us what your disclosure will look like.

Response: In response to your request, our proposed disclosure (based upon the information contained in our quarterly report on Form 10-Q for the quarter ended June 30, 2012) would look like the following:

Columbia Clean Air Act Litigation

In December 2009, the EPA sent a notice of violation (NOV) to MGE as one of the co-owners of the Columbia generating station. The NOV alleges that WPL, as operator, and the co-owners failed to comply with appropriate pre-construction review and permitting requirements and, as a result, violated the PSD program requirements, the Title V operating permit requirements of the CAA, and the Wisconsin SIP. In September 2010, Sierra Club filed a lawsuit against WPL alleging violations of the CAA at Columbia and other WPL-operated Wisconsin facilities. WPL has stated it believes the projects at Columbia were routine, or not projected to increase emissions, and therefore did not violate the permitting requirements of the CAA. MGE and the other Columbia co-owners are defending against these allegations while actively pursuing settlement options with the EPA and Sierra Club.

MGE believes that the parties have reached a tentative agreement on the general terms of a settlement with the EPA and Sierra Club regarding various facilities, including Columbia. Sierra Club has stipulated to a dismissal of its lawsuit, without prejudice, while the parties attempt to reach a final settlement. The parties are currently negotiating a consent decree based upon those general terms, which may change during the negotiations. Once the parties agree to final terms, the court must approve the settlement agreement.

In accordance with applicable accounting standards, MGE has accrued an amount for this matter representing its best estimate of the lower end of the range of the probable liability, based upon its assessment of the settlement discussions. That accrued amount is not material to the financial statements. However, if the parties are unable to reach a final settlement, or if the court does not approve any settlement that is reached, then MGE could be exposed to liabilities materially greater than the amount that has been accrued in its financial statements. Those liabilities would be based upon MGE's share, based upon its 22% ownership interest in Columbia, of the fines, penalties, capital expenditures, and operating costs associated with the final resolution of this matter. Under applicable statutes, and based upon a review of the various remedies ordered in similar matters, the Columbia owners could be required to do some or all of the following: (i)  pay civil penalties in amounts of up to $37,500 per day for each violation, (ii) purchase and install additional pollution control equipment at Columbia, (iii) change

Mr. Andrew D. Mew

September 24, 2012

operating conditions (including use of fuels other than coal), (iv) surrender excess emission trading allowances and caps for emissions, (v) limit generation (including retirement of generating units), and (vi) undertake other beneficial environmental projects. Each of the mentioned items includes potentially significant costs and could affect generation at Columbia. The actual remedies will depend upon the final resolution of the matter. The actual costs, and timing of their incurrence, will depend upon the timing and nature of the resolution that is reached. Due to the various possible results, the uncertain time frame in which those results will be known, and the possible effect of capital expenditures and operating changes made at Columbia as a part of its environmental upgrades, the Company is unable to estimate any loss or range of loss in excess of the amount accrued for this matter.

* * * * *

We hereby acknowledge:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss the response to the Staff comment or if you would like to discuss any other matters, please contact me at (608) 252-7149. If for any reason it would be useful to contact me by email, my address is jnewman@mge.com.

Sincerely, /s/ Jeffrey C. Newman Vice President, Chief Financial Officer, Secretary and Treasurer

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